20012888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect, Suite 400
(No. and Street)

La Jolla (City) CA (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter B Galligan (303)619-6909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street, Suite 400 (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

SEC
Mail Processing
Section
MAR 31 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Martin Beaulieu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments L.L.C, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Chairman

Title

Notary Public (see Attached jurat)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN Diego } s.s.

Subscribed and sworn to (or affirmed) before me on this 27th day of MARCH (Month),

2020, by MARTIN BEAULIEU

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BRYAN ALVAREZ
COMM. #2251168
Notary Public - California
San Diego County
My Comm. Expires July 26, 2022
NR01

[signature]
Signature of Notary Public

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation

containing 2 pages, and dated 3/27/20

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☑ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # 7 Entry # 3

Notary contact: ____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ____

Altegris Investments, L.L.C.

Financial Statements and Supplementary Information

Year Ended December 31, 2019

Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 997 3729
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Management and Member of Altegris Investments L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Altegris Investments, L.L.C. (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served the Company's auditor since 2013.

March 27, 2020

Altegris Investments, L.L.C.

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 2,204,844
Accounts receivable	138,854
Due from related parties	729,559
Prepaid expenses	142,248
Total assets	$ 3,215,505
Liabilities and member's equity	
Liabilities:	
Accounts payable	$ 687,192
Commissions payable	538,317
Due to related parties	237,245
Accrued expenses	180,723
Total liabilities	1,643,477
Member's equity:	
Additional paid-in capital	4,307,081
Accumulated deficit	(2,735,053)
Total member's equity	1,572,028
Total liabilities and member's equity	$ 3,215,505

See accompanying notes to financial statements.

Altegris Investments L.L.C.

Notes to Financial Statements

1. Organization and Business

Altegris Investments, Inc. was incorporated on June 19, 1975. On December 31, 2014, Altegris Investments, Inc. was converted from an Arkansas corporation to a Delaware limited liability company and its registered name changed to Altegris Investments, L.L.C. (the Company or Altegris Investments). The Company is wholly owned by AqGen Liberty Management I, Inc. (ALMI) (the Parent), which was acquired by Artivest Holdings, Inc. (Artivest Holdings) on June 1, 2018. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA). Its primary activity is marketing alternative investment funds, including alternative strategy public funds and privately offered hedge funds and commodity funds.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the sale of alternative investments, mutual funds, and privately offered hedge funds and commodity funds. The Company does not maintain a special account for the exclusive benefit of customers for its sales of securities issued by private funds or a public, continuously-offered closed-end fund and, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC.

2. Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. These estimates and assumptions are based on

management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements as changes occur.

Cash and Cash Equivalents

The Company has cash in banks in excess of the Federal Depository Insurance Commission (FDIC) insurance coverage of $250,000. At December 31, 2019, the Company had $1,953,178 in excess of this requirement.

Accounts Receivable and Due from Related Parties

Accounts receivable and due from related parties represent commissions receivable from marketing alternative strategy public funds, privately offered commodity funds, privately offered hedge funds, third-party funds and expense reimbursements from related parties and are carried at their estimated collectible amounts. Management assessed the collectability of these accounts and determined that no allowance for doubtful accounts was needed as of December 31, 2019. The Company had no write-offs of any accounts receivable and due from related parties in the year then ended.

Revenue Recognition

The Company and its affiliates have entered into selling agent agreements with various funds for which affiliates of the Company are sponsors, general partners, or advisors, as well as funds for which unrelated third parties are sponsors, general partners, or advisors. The Company receives compensation according to the specific terms of each agreement. Depending on the specific terms of each agreement, such compensation may be paid by the fund, sponsor, general partner, or advisor and may primarily consist of front-end sales commissions, continuing trailing sales commissions, distribution and servicing fees, and/or a percentage of the sponsor/general partner fees allocable to interests sold by the Company.

Pursuant to certain wholesaling, selling, and support services agreements with its affiliates, the Company recognizes commission revenue which consists of front-end sales commissions, continuing trailing sales commissions, distribution and servicing fees, and/or a percentage of sponsor/general partner fees as earned.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The above amounts are generally billed and collected on a monthly basis for services performed which generally consists of supporting the offer, sale and servicing of funds advised by Altegris Advisors, L.L.C. (Altegris Advisors), an affiliate of the Company, during the month for which the revenue is recorded pursuant to existing contracts. There were no significant judgments made in applying this standard that affect the determination of the amount and timing of revenue recognition and there were no remaining performance obligations for the revenue recorded during 2019.

Asset-based Expenses

For services rendered such as qualifying investors for private funds for which affiliates of the Company are sponsors, general partners, or advisors, as well as funds for which unrelated third parties are sponsors, general partners, or advisors, the Company incurs expenses which are based on investors' capital account balances. The Company also incurs certain distribution-related expenses related to the public open-end mutual funds for which an affiliate of the Company is the advisor. Further, the Company, as a distributor for a public, continuously-offered closed-end fund for which an affiliate of the Company is the advisor, engages other firms as sub-distributors for

these funds and compensates these sub-distributors based on investors' capital account balances. These asset-based costs are recorded as expenses when incurred.

Employee Compensation

Employee compensation primarily includes base salaries, sales commissions, incentive compensation, and other employee benefits, which are expensed as incurred. Sales commission includes a variable net sales commission based on an estimated percentage of the net revenue earned by the Company by each salesperson and Altegris Advisors and a new account open bonus.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's income and expense will ultimately be included in the federal and state income tax returns of Artivest Holdings on December 31, 2019. Tax year 2015 is the earliest tax year open to examination by the major tax jurisdictions to which the Company is subject. There were no tax years under examination by major tax jurisdictions as of December 31, 2019. As of December 31, 2019, management determined that all benefits associated with positions taken for income tax purposes would more likely than not be sustained upon review by the taxing authorities and therefore has not recorded a liability for unrecognized tax benefits. There were no uncertain tax positions recognized by the Company at December 31, 2019. This is not expected to change significantly during the next 12 months.

New Accounting Standards

In January 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified approach. ASU 2016-02 was adopted for the current year and did not impact the financial statements.

In June 2016, the FASB issued Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") guidance that amends the measurement of credit losses on certain financial instruments by requiring the use of an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for reporting periods beginning after December 15, 2019. The adoption of the new standard will impact the Company's process around the assessment of the adequacy of its allowance for doubtful accounts on accounts receivable to incorporate the impact of forecasts of future economic conditions, in addition to past events and current economic conditions. Based on our preliminary analysis, we anticipate that the impact of ASU 2016-13 will be immaterial as of the date of adoption.

On December 18, 2019, the FASB issued Accounting Standard Update ("ASU") 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-18") which modifies ASC Topic 740, Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. ASU 2019-12 amends ASC 740 to specify that an entity is not required to allocate income tax expense to the separate company financial statements of a legal entity that is part of the group that files a consolidated tax return when that entity is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. The guidance is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted.

The Company early adopted the provisions of this guidance for the year ended December 31, 2019. The Company is a single-member LLC that is a disregarded entity and not subject to income tax for federal or state purposes, thus, no federal or state income tax expense has been recorded in the financial statements. The Company's operating results are included in the federal, state and local income tax returns filed by Artivest Holdings.

3. Related-Party Transactions

The Company entered into an expense allocation agreement with Altegris Services, L.L.C. (Altegris Services), an affiliate of the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Altegris Services in support of operations of the Company or the financial products the Company recommends. These expenses generally consist of marketing, legal, rent, travel, and other general and administrative services.

During 2019, the Company was also allocated expenses from Artivest Holdings for its share of salaries of registered individuals and its share of certain other administrative expenses of Artivest Holdings.

At December 31, 2019, the related party receivable from Altegris Services in connection with shared services was $35,628.

At December 31, 2019, the related party receivable from Artivest Holdings in connection with shared services was $193,008.

At December 31, 2019, the payable due to related parties includes a payable of $237,245 to Altegris Advisors pursuant to the wholesaling agreement, the consolidated selling agreement, the mutual funds first amended support services agreement and the publicly offered closed-end funds fourth amended support services agreement.

During 2019, Altegris Advisors was the general partner for two privately offered commodity pools and is registered with the CFTC as a Commodity Pool Operator and is a member of the NFA. The Company, as a selling agent, receives 2% per annum as continuing compensation for Class A interests sold that are outstanding at month-end directly from the three commodity pools. At December 31, 2019, the receivable due from related parties includes a receivable for continuing compensation totaling $15,873.

The Company acts as the distributor to a public, continuously-offered closed-end multi-share fund. Class A shares of this fund are subject to an upfront sales commission of up to 3.5% of the investment amount for such shares sold by the Company, subject to waiver or reduction for certain investors by the Company in its discretion. Additionally, as the distributor, the Company is entitled to earn a distribution and servicing fee in respect of sales by the Company directly of Class A shares of this fund, at an annual rate of 0.60% of the aggregate net asset value, determined as of each month-end. At December 31, 2019, there existed a receivable of $0 for the upfront sales commission and $199,890 for the distribution and servicing fee, both of which are included in due from related parties on the accompanying statement of financial condition.

Pursuant to several placement agreements, the Company received placement fees for which its affiliate Artivest Holdings has placed capital commitments in one or more private-equity firms on behalf of the Company's clients. The Company receives a one-time placement fee of generally 1 to 3%. As of December 31, 2019, there existed an accounts receivable of $13,352 and a related

party receivable of $285,160 for the placement fees, which is included in accounts receivable and due from related parties.

As a selling agent of various mutual funds advised by Altegris Advisors, the Company incurs distribution costs, recognizes Class A underwriter credit, and reaches a net balance due to Northern Lights Distributors, LLC (NLD), the underwriter to various mutual funds advised by Altegris Advisors. Altegris Advisors, on behalf of various mutual funds it advises, advances certain expenses on behalf of the mutual funds that qualify for payments using 12b-1 fees made to certain clearing firms, and results in a balance due from NLD. In practice, NLD nets the amount due from the Company with the amount due to Altegris Advisors and pays a net balance to the Company as its monthly settlement process. As such, the Company transfers the 12b-1 balance due to Altegris Advisors from NLD to Altegris Advisors on a monthly basis. As of December 31, 2019, there existed an accounts receivable amount of $125,503 and a related party payable of $150,004.

The Company entered into an agreement with Northern Lights Distributors, LLC (NLD) in January 2011 whereby in consideration for sales and other related activities, NLD agreed to compensate the Company through a sharing of a portion of 12b-1 fees retained by NLD

While Altegris Investments is currently financially sound and a profitable entity with net capital of $561,367, the profits of Altegris Investments are mainly generated through wholesaling agreements and selling agreements with Altegris Advisors, which is owned by Artivest Holdings. Therefore, the viability of Altegris Investments cannot be evaluated without an evaluation of the ability of Artivest Holdings to remain a going concern. Artivest Holdings has operated at a loss since inception and may continue to operate at a loss in 2020 and beyond. Artivest Holdings has secured a funding commitment from its investors which should enable Artivest Holdings to continue its operations for the twelve months following the date that the financial statements have been issued.

4. Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2019, the Company had net capital and net capital requirements of $561,367 and $109,565 respectively, and the Company's net capital ratio (aggregate indebtedness to net capital) was 2.93 to 1.

5. Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, due from related parties, prepaid expenses, accounts payable, commissions payable, and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. Contingencies

Currently, management is not aware of any pending or threatened legal actions against the Company. In the future, the Company may become subject to such legal actions, which arise in the normal course of business. The Company expenses legal fees as incurred.

7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk. The Company records transactions on a trade-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2019 settled in a timely manner and resulted in no exposure to unsettled transactions as of December 31, 2019.

8. Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through March 27, 2020, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified other than the following:

Subsequent to December 31, 2019, there has been a global outbreak of a coronavirus disease 2019 (COVID-19), which the World Health Organization has declared a pandemic. At the time of the issuance of this report, the direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statements are uncertain. The Company is unaware of any known material risk to the stability of its financial statements caused by these uncertainties and the effect they may have on customers and counterparties.